Exhibit 12.5
CILCORP INC. Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	3 Months Ended	Year Ended
	March 31,	December 31,
	2007	2006
Net income from continuing operations	$19,996	$21,004
Less- Change in accounting principle	-	-
Add- Taxes (benefit) based on income (loss)	9,947	(10,944)

Net income before income taxes and change in accounting principle	29,943	10,060

Add- fixed charges:
Interest on long term debt	13,733	51,574
Estimated interest cost within rental expense	84	289
Amortization of net debt premium, discount, and expenses	308	801
Subsidiary preferred stock dividends	475	1,933
Adjust preferred stock dividends to pre-tax basis	236	(1,007)
Total fixed charges	14,836	53,590
Less: Adjustment of preferred stock dividends to pre-tax basis	236	(1,007)

Earnings available for fixed charges	$44,543	$64,657

Ratio of earnings to fixed charges	3.00	1.20